Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2009	2008
Earnings:	($ in millions)
Income before taxes	$74.4	$58.9
Add (deduct):
Equity in income of non-consolidated affiliates	(14.8)	(8.1)
Dividends received from non-consolidated affiliates	0.4	―
Capitalized interest	(2.5)	(0.4)
Fixed charges as described below	7.2	8.0
Total	$64.7	$58.4
Fixed Charges:
Interest expensed and capitalized	$4.1	$4.9
Estimated interest factor in rent expense(1)	3.1	3.1
Total	$7.2	$8.0
Ratio of earnings to fixed charges	9.0	7.3

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.